UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

Natus Medical Incorporated, PLC
(Name of Issuer)
Common Stock
(Title of Class of Securities)
639050103
(CUSIP Number)
January 29, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*                                            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                                The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 639050103

1.	NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Pantheon International Participations, Plc, a company organized under the laws of England (“PIP”) 98-0354863

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 777,381

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 777,381

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,381

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%

12.	TYPE OF REPORTING PERSON IC, CO

Item 1(a).	Name of Issuer:
Natus Medical Incorporated
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1501 Industrial Road San Carlos, CA 94070
Item 2(a).	Name of Person Filing:
Pantheon International Participations, Plc
Item 2(b).	Address of Principal Business Office:
23 Cathedral Yard Exeter, EX1 1HB England
Item 2(c).	Citizenship:
The entity listed in 2(a) is a company organized under the laws of England
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
639050103
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.
See Items 5-11 of cover page hereto.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances, the shareholders of Pantheon International Participations, Plc may have the right to receive dividends on, or the proceeds from the sale of, the securities of Natus Medical Incorporated held by such entity.  No such shareholder’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002	PANTHEON INTERNATIONAL PARTICIPATIONS, PLC
	By:	/s/ Ian Deas
Name: Ian Deas Title: Vice President and Chief Financial Officer